NEWS RELEASE

New York - AG	August 23, 2022
Toronto – FR
Frankfurt – FMV

First Majestic Intersects 19.35 g/t Au over 23.2m in Potential New High-Grade Gold Zone at Jerritt Canyon; Follow-up Drilling Confirms Presence of High-Grade Gold Pod Near Active Underground Mining in Smith Mine

Vancouver, BC, Canada – First Majestic Silver Corp. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce additional positive drill results from its ongoing exploration program at the Jerritt Canyon Gold Mine (“Jerritt Canyon”) located in Elko County, Nevada.

“Today’s exploration results continue to validate our thesis that the area between the operating SSX and Smith mines is favourable for new, near-mine gold discoveries,” stated Keith Neumeyer, President and CEO of First Majestic. “Hole-1102 intersected what looks like a new high-grade area on the north side of the SSX/Smith connection drift. Nine follow up drill holes are being planned to further define this potential new zone. In addition, follow up drilling at Zone 10 in the Smith mine has confirmed the presence of a high-grade pod of gold mineralization approximately 90 metres southeast from the connection drift. Over the past few months, we advanced the mine development towards this high-grade pod in anticipation of initial ore extraction in early October. Furthermore, ore production from the West Gen mine is also planned to begin in October and expected to increase the amount of fresh ore production at Jerritt to over 3,000 tonnes per day by the end of 2022.”

Highlights from the Company’s ongoing exploration program include the following summary of gold intercepts:

Drilling at Smith Zone 10 (Figure 2):

•Follow up drilling to hole SMI-LX-1112 (8.39 grams of gold per tonne (g/t Au) over 29.7m, reported May 2022) delineated a new gold mineral zone located above the water table, approximately 90m southeast of the new connection drift between the SSX and Smith mines. Geologic interpretation and modeling of the drilling results determined that the gold zone is flat-lying, similar to nearby deposits. Results from Smith Zone 10 include:

•SMI-LX-1067: 6.98 g/t Au over 17.6m
•SMI-LX-1068: 8.61 g/t Au over 12.8m
•SMI-LX-1069: 8.61 g/t Au over 24.4m
•SMI-LX-1071: 14.60 g/t Au over 13.2m

Drilling from the SSX/Smith Mine connection drift (Figure 3):

•SMI-LX-1102: 19.35 g/t Au over 23.2m: the intercept is approximately 75m north and 40m above the connection drift (above the current water table). The geometry of the mineralization appears to be sub-horizontal with the drilling intersecting at a low angle.

•SSX-SR-612: 10.27 g/t Au over 14.7m and 9.53 g/t Au over 13.7m: the intercepts are approximately 300m SE and 75m below the connection drift. The drill hole likely intercepted the mineralization at a low angle and may be correlated to results from hole SSX-SR-608 reported in May 2022.

Drilling at Smith (Figure 4):

•SMI-LX-799: 32 g/t Au over 13.7m: identified gold mineralization approximately 150m north and 15m below active mine workings. Geologic interpretation suggests that this intercept is stratigraphically controlled (sub-horizontal) and drilling has intersected it at a low angle.

Drilling at SSX Zone 5 (Figure 5):

•Intersected mineralization approximately 100m from active mining and above the water table. The geometry of the mineralization is not yet known, a combination of sub horizontal controls along stratigraphy (for low angle intersects) and vertical controls are under investigation.

•SSX-SR-486: 6.53 g/t Au over 11.3m
•SSX-SR-490: 11.22 g/t over 35.3m

In 2022, the Company plans to drill approximately 120,000m at Jerritt Canyon with a focus primarily on the Smith/SSX mines, Winters Creek, Waterpipe, Wheeler, and Murray areas. The 2022 drilling campaign consists of short-term focused underground core drilling testing extensions of known ore controls in close proximity to active mining; mid-term focused drilling planned to validate/test the presence of mineralized volumes near historic workings; and long-term focused drilling aiming to make new gold discoveries in the district (Figure 1).

Figure 1: Location Map Jerritt Canyon

Figure 2: Plan View and Vertical-Section of Gold Drillhole Intercepts, Smith Mine Zone 10

Figure 3: Plan view of Gold Intercepts connection drift

Figure 4: Plan View and Vertical-Section of Gold Intercepts Smith (SMI-LX-799)

Figure 5: Plan View and Vertical-Section of Gold Intercepts, SSX Zone 5

Table 1: Summary of Significant Gold Intercepts:

Drillhole	Target	Drill type	Intercept
			From (m)	To (m)	Length (m)	Au (g/t)
SMI-LX-1067	Smith	DDH	126.6	138.0	11.4	5.30
SMI-LX-1067 (2)	Smith	DDH	149.4	167.0	17.6	6.98
SMI-LX-1068	Smith	DDH	127.1	134.7	7.6	9.13
SMI-LX-1068 (2)	Smith	DDH	151.5	164.3	12.8	8.61
SMI-LX-1069	Smith	DDH	120.7	145.1	24.4	8.61
SMI-LX-1071	Smith	DDH	93.3	106.5	13.2	13.76
SMI-LX-1071 (2)	Smith	DDH	110.0	116.1	6.1	3.60
SMI-LX-1071 (3)	Smith	DDH	119.2	132.9	13.7	14.60
SMI-LX-1071 (4)	Smith	DDH	137.5	143.7	6.2	8.88
SMI-LX-1102	Smith	DDH	91.7	114.9	23.2	19.35
SMI-LX-799	Smith	DDH	171.3	185.0	13.7	32.00
SSX-SR-486	SSX	DDH	116.7	128.0	11.3	6.53
SSX-SR-490	SSX	DDH	81.7	90.8	9.1	13.03
SSX-SR-490 (2)	SSX	DDH	98.5	133.8	35.3	11.22
SSX-SR-612	SSX	DDH	266.6	281.3	14.7	10.27
SSX-SR-612 (2)	SSX	DDH	284.5	298.2	13.7	9.53
DDH is abbreviation for Diamond Drill Hole;
From, To and Length indicated in metres, true width of the mineralized intercepts is unknown at this time.

Gold intercepts are calculated using weighted averages, uncapped sample assays, a 3.0 g/t Au cut-off grade and a minimum length of five metres. True width of incepts is unknown at this time. A maximum three metres below the cut-off grade is allowed as dilution.

First Majestic’s drill programs follow established QA/QC insertion protocols with standards, blanks and duplicates introduced in the sample stream. After detailed geological logging, all drill core samples were cut in half. One half of the core is submitted to Paragon Geochemical in Reno, Nevada (Au-AA30, Au-GR30 - ISO/IEC 17025:2017). The remaining half core is retained on-site for verification and reference purposes.

Samples submitted to Paragon Geochemical are dried, crushed and pulverized to 85% passing 75 microns. At Paragon Geochemical, Au is analyzed by Au by Fire Assay-Aqua Regia Digest AAS finish. Samples returning Au greater than 8 ppm are analyzed by 30 g Fire Assay gravimetric finish.

See the Company's Annual Information Form, available at www.sedar.com for further information concerning QAQC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate Mineral Reserves and Mineral Resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of the Company's Mineral Reserves and Mineral Resources.

The information provided in this report/statement/release constitutes exploration results. It is inappropriate for the reader to use the information presented for deriving estimates of tonnage and grade or quality.

Gonzalo Mercado, Vice President Exploration for First Majestic, has reviewed and approved the technical information disclosed in this news release and is a "Qualified Person" as defined under NI 43-101.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Jerritt Canyon Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest possible premiums.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.

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